News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

Frankfurt Symbol: NG1

NIOGOLD ACQUIRES 10 CLAIMS IN MALARTIC GOLD CAMP

Val-d’Or, Quebec, February 5, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt: NG1) (“NioGold”) is pleased to announce that it has acquired ten (10) mining claims covering 340 hectares in Malartic Township, Abitibi region, Quebec, from prospector Jean Robert.  The claims are contiguous to the Heva property that has now grown to 32 mining claims covering 1,300 hectares.  The Heva property is part of the Company’s Malartic Gold Camp land holdings and is strategically located along the northwest projection of major structures hosting gold mineralisation on the Marban Block property where two drill rigs are presently active.

The acquired claims cover an auriferous quartz vein that returned values of up to 135 g/t Au in grab sample and up to 6.8 g/t Au over 1.8 metres in channel samples obtained from the initial sampling in 1962 (GM-12419, GM-14133).  Mechanical stripping in the fall of 2007 by prospector Jean Robert exposed the quartz vein contained within a 1 to 2 metre wide mineralised fracture zone.  Channel sampling of the structure returned gold values of up to 4.4 g/t Au over 1.0 metre.

Under the terms of the purchase agreement, NioGold can acquire a 100% undivided right, title and interest in the claims by paying a total of CAD $20,000 and issuing a total of 200,000 common shares, subject to regulatory approvals.  The vendor retains a 1.5% net smelter return royalty on the claims.  NioGold has the right to buy back half of the royalty at any time for $200,000.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec, with a historic production of 25 million ounces of gold.  The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals).  The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources.  NioGold invites you to visit the company website at www.niogold.com.  For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.